FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of March, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X     Form 40-F
                                  -----              -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes              No   X
                                -----           -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

The press release on announced proposal on reform of its non-trading domestic shares of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on March 7, 2006.




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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                       HUANENG POWER INTERNATIONAL, INC.



                            By /s/ Huang Long
                               --------------




                            Name:    Huang Long

                            Title: Company Secretary



Date:    March 7, 2006

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
        Announces Proposal on Reform of its Non-trading Domestic Shares

(Beijing, China, March 7, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced today that the Company's share reform has officially started and that the largest shareholder of the Company, Huaneng International Power Development Corporation ("HIPDC") and its controlling shareholder, China Huaneng Group ("Huaneng Group"), have made a proposal for converting all of the Company's non-trading domestic shares into domestic A shares that will be listed and traded on the Shanghai Stock Exchange. Under such proposal, Huaneng Group and HIPDC will offer 2.8 shares to each holder of publicly traded A shares for every ten (10) A shares held by such a holder whose name appears on the Company's A share register as of the close of business on the record date set for the purpose of implementing this reform. Under the relevant Chinese regulations and the Company's articles of association, this proposal is subject to the approval by the holders of the Company's A shares voting as a class as well as approval by the relevant Chinese government authorities.

If approved and implemented, the above reform proposal, which is designed to balance the interests of holders of the Company's non-trading domestic shares and those of trading A shares, will be transactions occurring among the holders of the Company's domestic shares only, and will not have any effect on the Company's assets, liabilities, shareholder's interests, total issued shares or net profits. In addition, Huaneng Group and Huaneng International Power Development Corporation will bear all the costs and expenses that may arise in connection with this reform.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 23,153MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~

For enquiries, please contact:

Ms. Meng Jing/Ms. Zhao Lin           Mr. Edwin Ng/Ms. Sally Wong/Ms. Christy Lai
Huaneng Power International, Inc.      Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866           Tel: (852) 2520 2201
Fax: (8610) 6649 1860                  Fax:(852) 2520 2241
Email: ir@hpi.com.cn